March 18, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	IEH Corporation

Form 10-K for the Fiscal Year Ended March 29, 2019

Response dated February 10, 2020

Form 10-Q for the Quarterly Period Ended December 31, 2019

File No. 000-05278

Dear Ladies and Gentlemen:

On behalf of IEH Corporation (the “Company”), I am responding to your comments in your letter of inquiry dated February 27, 2020 to the Company set forth below with respect to the Company’s (i) Form 10-K for the Fiscal Year ended March 29, 2019 (“2019 Form 10-K”) and (ii) Form 10-Q for the Quarterly Period Ended December 31, 2019 (“2019-2020 3rd Quarter Form 10-Q”).

Form 10-K for the Fiscal Year Ended March 29, 2019

1.	Management’s Report on Internal Control over Financial Reporting, page 23

The Company in future filings will include in its disclosures the reference to the COSO 2013 framework. The Company’s amendment to Form 10-K for the Fiscal Year ended March 29, 2019 will incorporate a change in its disclosures to reference the COSO 2013 framework.

2.	Financial Statements

Report of Independent Registered Public Accounting Firm, Page 39

The Company’s then independent registered accounting firm, Manuel Reina CPA, has provided the Company with a revised audit opinion that provides coverage for the fiscal years ended March 29, 2019 and March 30, 2018. The Company will file an amendment to the 2019 Form 10-K on Form 10-K/A with the Commission via EDGAR and the Form 10-K/A will contain the revised audit opinion.

Form 10-Q for the Quarterly Period Ended December 31, 2019

3.	Statement of Changes in Stockholder’s Equity, page 7

In all future quarterly filings, the Company will include statements of changes in stockholder’s equity that present the information required by Rule 3-04 of Regulation S-X for the current and comparative year-to-date periods, with subtotals for each interim period. The Company will also comply with Rule 8-03(a)(5) of Regulation S-X.

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies

4.	Correction of an Immaterial Misstatement in a Prior Period Financial Statement, page 12

We note your disclosure regarding the error in your financial statements, pertaining to stock-based compensation. Please provide us with a comprehensive analysis regarding your conclusion that an amendment to the financial statements for the quarterly period ended September 27, 2019 was not necessary.

As stated in the 2019-2020 3rd Quarter Form 10-Q, during such quarter the Company identified certain adjustments required to correct and disclose stock-based compensation expense related to a stock option that was granted to its President and Chief Executive Officer on July 29, 2019. The Company had omitted the disclosure and expense related to this option. This omission resulted in an understatement of selling, general and administrative expense of $884,667 for the three and six months ended September 27, 2019, and an overstatement of income tax expense by $396,911 for the three and six months ended September 27, 2019 and an overstatement of net income by $487,756 for the three and six months ended September 27, 2019.

Based on an analysis of Accounting Standards Codification (“ASC”) 250 – “Accounting Changes and Error Corrections” (“ASC 250”), Staff Accounting Bulletin 99 – “Materiality” (“SAB 99”) and Staff Accounting Bulletin 108 – “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), the Company determined that these errors were immaterial to the previously issued financial statements, and as such no restatement was necessary. Correcting prior period financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior period financial statements. Accordingly, the misstatements were corrected during the period ended December 31, 2019 in the accompanying balance sheet as of December 31, 2019 and statements of operations for the nine months ended December 31, 2019.

The Company prepared the following analysis in connection with its determination that amendment to its financial statements for the quarterly period ended September 27, 2019 was not required.

Background:

On July 29, 2019, in connection with the employment agreement entered into between the Company and David Offerman, the Company’s CEO, Mr. Offerman was granted an option to purchase 225,000 shares of the Company’s common stock. The option has an exercise price of $20 per share, expires ten years from the date of grant, and vests in three equal annual installments, with the first vesting installment occurring on the date of grant. The option had a grant date fair value of $2,274,858. After further review, the Company incorrectly omitted the disclosure and expense related to this option.

If the Company had recorded the expense correctly, this would have increased the selling, general and administrative expense. Further, this would have resulted in a smaller net income.

Accounting Impact:

For the period September 27, 2019, the balance sheet adjustments would have decreased accrued corporate income taxes by $396,911, which is a 14% decrease to accrued corporate income taxes, increased capital in excess of par value by $884,667, which is a 23% change to capital in excess of par and decreased retained earnings by $487,756, which is a 2% change to retained earnings.

On the Statement of Operations for the six months ended September 27, 2019, selling, general and administrative expense would have increased by $884,667, which is a 38% change in selling general and administrative expense. The provision for income taxes would have decreased by $396,911, which is a 34% decrease. Finally, the net income would have decreased by $487,756, which is a 22% decrease.

On the Statement of Operations for the three months ended September 27, 2019, selling, general and administrative expense would have increased by $884,667, which is a 72% change in selling general and administrative expense. The provision for income taxes would have decreased by $396,911, which is a 56% decrease. Finally, the net income would have decreased by $487,756, which is a 37% decrease.

Therefore, the following misstatements exist in the financial statements:

At September 27, 2019:

Balance sheet:	As reported	Corrected	Difference
Accrued corporate income taxes	$ 2,747,407	$ 2,350,496	$ (396,911)
Total current liabilities	$ 4,439,052	$ 4,042,141	$ (396,911)
Capital in excess of par value	$ 3,849,715	$ 4,734,382	$ 884,667
Retained earnings	$ 20,680,560	$ 20,192,804	$ (487,756)

For the six months ended September 27, 2019:

Statement of operations:	As reported	Corrected	Difference
Selling, general and administrative	$ 2,345,776	$ 3,230,443	$ 884,667
Operating income	$ 3,438,953	$ 2,554,286	$ (884,667)
Provision for income taxes	$ 1,183,873	$ 786,962	$ (396,911)
Net income	$ 2,238,211	$ 1,750,455	$ (487,756)

For the three months ended September 27, 2019:

Statement of operations:	As reported	Corrected	Difference
Selling, general and administrative	$ 1,232,611	$ 2,117,278	$ 884,667
Operating income	$ 2,042,952	$ 1,158,285	$ (884,667)
Provision for income taxes	$ 702,434	$ 305,523	$ (396,911)
Net income	$ 1,328,678	$ 840,922	$ (487,756)

When this matter was evaluated on both a quantitative and qualitative basis as shown below, the Company does not believe a restatement is appropriate.

Accounting Literature:

Assessment Under SAB Topic 1M:

Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important.[1] The formulas in both the accounting literature and as developed by the Supreme Court are similar:

“The omission or misstatement of an item in a financial report is material if, in light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.[emphasis added]”[2]

“a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the "total mix" of information made available. [emphasis added].[3]

Under the governing principals, materiality must be determined both from a “qualitative” and “quantitative” prospective. As stated in Concept Statement No. 2, 125:

“Magnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment.”

The Company determined that this misstatement will not affect the readers’ understanding and judgement of the financial statements.

The Company determined that the misstatement also did not change the total net cash used in operating activities in the cash flow statement as the misstatement amount is a non-cash item. Therefore, total values for the net cash used in operating activities, investing activities and financing activities will remain the same.

ANALYSIS OF AUTHORITATIVE GUIDANCE

Authoritative Guidance	Implication of Guidance to IEH Corporation
Other areas to be considered in assessing materiality include:
- whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate	The misstatement arises from an estimate (the valuation of an option).

Authoritative Guidance	Implication of Guidance to IEH Corporation
- whether the misstatement masks a change in earnings or other trends	Effect (37% and 22%) on Net Income for the three and six months ended September 27, 2019. Does not change the overall trend of earnings/net income.
- whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise	No, there are no analysts’ expectations/consensus on earnings.
- whether the misstatement changes a loss into income or vice versa	No, the misstatement increases operating expenses and therefore decreases net income, but not enough to turn it into a net loss.
- whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability	No, there are no segments
- whether the misstatement affects the registrant's compliance with regulatory requirements	No, this would not affect the Company’s compliance with regulatory requirements
- whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements	No, this would not affect the Company’s compliance with loan covenants or other contractual requirements
- whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation	No, there is no change in management’s compensation as a result of the misstatement
- whether the misstatement involves concealment of an unlawful transaction.	No, the misstatement did not involve the concealment of an unlawful transaction
- whether the misstatement was intentional.	No, the misstatement was not intentional.

Conclusion:

Based on the above assessment, management of the Company concludes that a restatement is not appropriate for the quarterly period ended September 27, 2019. The effect on net income is qualitatively immaterial. The net effect on the Company has been analyzed and we do not believe that not restating the prior financial statements will mislead investors.

The Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Staff comments or changes to disclosure in response to Staff comments in the Company’s filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information that the Company provides to the Staff of the Division of Corporation Finance in the Staff’s review of the Company’s filings or in response to the Staff’s comments on the Company’s filings.

Thank you for your assistance in this matter. We appreciate the opportunity to reply to your comments. Should you have any further comments, please do not hesitate to contact the undersigned.

Respectfully yours,

IEH CORPORATION

By: /s/ Robert Knoth

Robert Knoth

Chief Financial Officer

cc:	Manuel Reina, CPA

Steven L. Glauberman, Esq. (Becker & Poliakoff, LLP)

Andi Carpenter (SEC)

Kevin Stertzel (SEC)